UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 24, 2015

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE’S BIOHAVEN’S LEAD DRUG CANDIDATE CLEARS FDA INVESTIGATIONAL NEW DRUG APPLICATION (IND) REVIEW AND CLINICAL STUDIES TO BEGIN

Toronto, Ontario, August 24, 2015 – Portage Biotech Inc. (“Portage”) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U) and Biohaven Pharmaceutical Holding Company Limited (“Biohaven”) are pleased to announce that the United States Food and Drug Administration has completed its review of Biohaven’s Investigational New Drug Application (IND) for BHV-0223 and initial clinical studies in humans may begin. Portage holds 54% equity interest in Biohaven.

Biohaven intends to immediately proceed with a Phase 1 study designed to assess the safety, tolerability, and pharmacokinetics of single and multiple doses of BHV-0223 in healthy volunteers. Data from this trial will be used to design Phase 3 studies in subjects who suffer from treatment-resistant anxiety disorders and planned to begin in early 2016.

BHV-0223 is a glutamate modulating agent formulated using the Zydis® ODT fast-dissolve technology under an exclusive worldwide agreement with Catalent. The Zydis® orally disintegrating tablet (ODT) fast-dissolve is a unique, freeze-dried oral solid dosage form that disperses instantly in the mouth - no water is required. With more than 20 products launched in 50 countries, Zydis® is the World’s best-in-class, ODT technology. Catalent is the industry leader for drug development technology. BHV-0223 is also protected by methods of use intellectual property licensed from Yale University School of Medicine.

BHV-0223 is being developed for eventual commercialization in treatment-resistant anxiety disorders, focusing initially on Generalized Anxiety Disorder (GAD). The mechanism of action of BHV-0223 involves the modulation of glutamate. Recent scientific findings have linked a variety of central nervous system and other diseases with altered glutamate function. These findings suggest that agents that modulate glutamate neurotransmission may have therapeutic potential for treating multiple treatment-resistant disorders. Potential target indications thought to involve glutamate neurotransmission include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease, Rett syndrome, dementia, dystonia, tinnitus, anxiety disorders, affective disorders and a variety of cancers.

Declan Doogan, M.D., Portage CEO and Biohaven Executive Chairman, commented, “The FDA’s review and clearance of our IND for BVH-0223 to begin dosing in human studies is another important milestone for Biohaven. We are excited to see our lead drug candidate move into the clinic particularly as it moves one step closer to reaching the extraordinary number of patients who suffer from treatment resistant affective disorders."

 “Clearance by the FDA on the IND filing for BHV-0223 will allow us to begin testing our novel formulation of this glutamate modulating agent in humans. While it has been 15 years since the first reports of the rapid and profound antidepressant effects of ketamine, ketamine and agents of related mechanisms have yet to be approved for use in affective disorders. BHV-0223 has significant potential to deliver efficacy without the psychotomimetic effects that have been reported with ketamine,” says Dr. Robert Berman, the Chief Medical Officer of Biohaven.

About Biohaven

Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Biohaven has assembled the world’s leading researchers in glutamate modulation and pharmaceutical drug development to bring forward a novel treatment paradigm to patients suffering from neuropsychiatric disorders. Biohaven founders were among the first researchers at Yale University to discover the therapeutic potential of the NMDA antagonist ketamine and other glutamate modulating agents in the treatment of neuropsychiatric disorders.  Biohaven has a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders.

The company's first drug candidate, BHV-0223, is a reformulated glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders. BHV-0223 is a glutamate modulating agent being developed using Section 505(b)(2) of FDA guidelines. Section 505(b)(2) permits approval of new drug applications based, in part, upon prior findings of safety and/or effectiveness from a previously approved drug product

About Portage

Portage is engaged in the research and development of pharmaceutical and biotechnology products through to clinical “proof of concept”, to address unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage is seeking discovery and co-development partners in areas such as certain inherited diseases, inflammatory and autoimmune diseases, cancer, infectious disease, neurology and psychiatry, in order to develop novel targeted therapies.  Portage also seeks to identify previously marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage works with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or the use of our extensive pool of talented scientists, physicians, drug developers, and financiers.  This internal resource provides a unique value-add for our partners in mitigating risks by designing clinical trials appropriately and by taking advantage of our extensive regulatory affairs experience.

Apart from Biohaven, Portage also has a fully owned subsidiary, Portage Pharmaceuticals Limited (PPL). PPL has successfully validated a new proprietary cell-permeable peptide platform technology derived from human genes. This platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. The platform has favourable pharmaceutical properties, simplifying formulation development for systemic and locally administered conjugates which will allow more rapid development of drug products. PPL has converted its previously filed provisional patent application for this delivery system to an international patent application that includes a variety of structures utilizing cargos that address important areas of medical need.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.